UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ken Aikawa
Name:	Ken Aikawa
Title:	Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Shelf Registration Supplemental Documents Filed in Japan

This document is an English translation of the risk factor disclosure included in the Shelf Registration Supplemental Documents filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on October, 8, 2021 (the “Shelf Registration Supplemental Documents”).

The Shelf Registration Supplemental Documents have been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Shelf Registration Supplemental Documents contain updates to prior disclosures filed by MUFG in Japan and discuss selected recent developments in the context of those prior disclosures. Accordingly, the following risk factor disclosure may not contain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2021 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflects our understanding as of the date of filing of the Shelf Registration Supplemental Documents. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in July 2021 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Major Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to further reductions in interest rates as a result of changes in the monetary policies of central banks in various jurisdictions in light of the COVID-19 pandemic and deterioration in global economic conditions.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, financial service outage, and reputational damage.

•  System failures may result in our payment of financial compensation and damage to our reputation.

Risks relating to money laundering, economic sanctions, bribery and corruption

•  If we are deemed not complaint with applicable regulations relating to money laundering, economic sanctions, bribery and corruption, we may become subject to issuance of business suspension orders, fines and reputational damage.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism, etc)

•  Health pandemics, natural disasters, conflicts and terrorist attacks may result in disruption to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Climate change-related risks

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

The aforementioned risk scenarios are examples of scenarios reported to MUFG’s Board of Directors after being discussed at a Risk Committee meeting held in July 2021. These scenarios include types of incidents that are not necessarily specific to MUFG and can happen to business corporations in general.

Based on our analysis of the top risks described above, we have described below major matters relating to risks to our business and other risks that we believe may have a material impact on your investment decision. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to you in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

This section contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of this annual securities report.

Risks Related to Our Business Environment

1.	Risks relating to deterioration in economic conditions in Japan and globally

Economic conditions in Japan and around the world may deteriorate due to various factors such as the COVID-19 pandemic and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions. Uncertainty over the Japanese and global economies still remain not only because of the unpredictability of the timing of containment of COVID-19 but also because of such other factors as concerns over political developments in the United States, concerns over the U.S. -China conflict, changes in the European economy after the United Kingdom’s withdrawal from the European Union, and economic stagnation and political turmoil in various regions around the world. In addition, external events, such as earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, and health pandemics or epidemics, may cause deterioration in economic conditions and market instability in affected areas.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in, and the balance of, the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

2.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. In addition, we may be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. As a result, our business, operating results and financial condition may be materially and adversely affected.

For example, the COVID-19 pandemic has required us to temporarily close some of our business locations, resulted in reduction in our and our vendors’ operational capacity due to restrictions on mobility, and had other negative impact on us. Although we have taken various measures, including establishing a Group Crisis Event Control Headquarter headed by our Group CEO and implementing remote work and off-peak commute policies and programs, designed to ensure the safety of our employees and vendors as well as the continuity of our operations, if a large number or concentrated groups of employees of us and our vendors become infected of the virus or if the pandemic continues to expand or is not sufficiently controlled, we may be further adversely affected.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area and other areas where we have our important business functions may have a material adverse effect on our business, operating results and financial condition.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business, although we work to strengthen our operational resilience (the comprehensive ability to continue critical operations in the event of a disruption such as a conflict, terrorism (including cyber terrorism), or natural disaster) by establishing a business continuity framework based on the regulations of each relevant jurisdiction and testing through training and other measures.

Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster.

3.	Risks relating to reforms of London Interbank Offered Rate and other interest rate benchmarks

We have various transactions, including derivatives, loans, bonds, and securitized products, that reference London Interbank Offered Rate, or LIBOR, and other interest rate benchmarks. On March 5, 2021, the U.K. Financial Conduct Authority announced its intention to cease the publication of LIBOR settings, including (a) in the case of all sterling, euro, Swiss franc and Japanese yen settings and the 1-week and 2-month U.S. dollar settings, immediately after December 31, 2021, and (b) in the case of the remaining U.S. dollar settings, immediately after June 30, 2023.

•

In anticipation of the discontinuation of the publication of LIBOR after the end of calendar year 2021, we are taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates. However, such transition from LIBOR and other interest rate benchmarks to alternative reference rates is complex and entails uncertainty and may have various adverse impacts on our business, financial position and operating results. In particular, among other things, such transition may adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•

we may be unable to modify contracts with our counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with alternative reference rates by the dates set for cessation of LIBOR and other interest rate benchmarks;

•

such transition may result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative reference rate adopted in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	such transition may require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates; and

•

we may be unable to sufficiently develop or enhance systems needed for risk management and other operations to effectively deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates and may incur additional system investment and other costs in connection with such reform and transition.

4.	Risks relating to climate change

Physical damage caused by extreme weather conditions and natural disasters resulting from climate change, as well as governments’ measures to strengthen climate-related regulations and the transition to a decarbonized society, may adversely affect the business and financial condition of us and our clients, including our credit portfolio.

We recognize the importance of appropriately understanding, evaluating and disclosing climate change-related risks, and we intend to support the recommendations of the Climate Financial Disclosure Task Force, or TCFD, which has been established by the Financial Stability Board. To be in line with the TCFD, we intend to make a continued effort to improve our understanding and evaluation of the relevant risks and to enhance our related disclosure. However, if our effort to address climate change-related risks or to make appropriate disclosure proves or is deemed inappropriate and, as a result, we are considered to fail to fulfill our responsibility to society, our corporate value may be impaired and our business and results of operations may be adversely affected.

Risks Related to Our Strategies and Our Major Investees

5.	Risks relating to competitive pressures and failure to achieve business plans or operating targets

Competition in the financial services industry may further intensify due to the increase in the number of non-financial institutions entering the financial services industry with alternative services such as electronic settlement services as a result of development of new technologies such as artificial intelligence, or AI, and blockchain as well as significant changes in regulatory barriers.

We have been implementing various business strategies on a global basis designed to strengthen our competitive position and profitability. However, competition may further increase as other global financial institutions enhance their competitive strength through mergers, acquisitions, strategic alliances, and profit improvement and other measures.

Under such circumstances, our business, financial condition and results of operations may be adversely affected if our strategies fail to produce the results we expect or if we are required to delay or otherwise change our strategies and our competitiveness declines because of various factors, including where:

•	the volume of loans made to borrowers cannot be maintained or does not increase as anticipated;

•	our income from interest spreads on the existing loans does not improve as anticipated;

•

our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with yield curve control” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;

•	our fee income does not increase as much or quickly as planned;

•	our strategy to build a business infrastructure for new services and products through digital transformation or otherwise does not proceed as planned;

•

clients and business opportunities are lost, or costs and expenses significantly exceed our expectations, as a result of the ongoing or planned strategies to streamline our business portfolio, to integrate our systems, or to improve financial and operational efficiency not being achieved as expected.;

•	we are unable to hire or retain necessary human resources;

•	our foreign currency funding becomes limited or unavailable; and

•	we are restricted in agility or flexibility in investing in non-financial institutions under applicable laws and regulations in and outside of Japan.

6.	Risks accompanying the global expansion of our operations and the range of products and services

As we expand our business operations and operate our business as a global financial institution, we may become exposed to new and increasingly complex risks associated therewith. We may not be able to establish appropriate internal controls or risk management systems or to hire or retain necessary human resources to effectively deal with compliance, regulatory and other risks entailing the expanded scope of our operations, products and services in all cases and, as a consequence, our financial condition and results of operations may be adversely affected.

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. Our major overseas subsidiaries include MUFG Americas Holdings, a wholly owned subsidiary in the United States, Krungsri, an indirect subsidiary in Thailand, and Bank Danamon, an indirect subsidiary in Indonesia. Our acquisition, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of among other things, political and social instability, stagnation of the economy, fluctuations of the financial market, inability to obtain regulatory approvals, changes in the laws, regulations or accounting standards changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, unanticipated changes in the local market, industry or business environment affecting our acquirees, investees or alliance partners. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations. In addition, we may be unable to achieve the benefits expected from our efforts to expand business operations if our expansion strategy does not proceed as planned.

7.	Risks relating to our strategic alliance with Morgan Stanley

We hold shares of common stock (representing 22.4% of the voting rights immediately following the conversion of convertible preferred stock in June 2011 and 20.2% as of March 31, 2021) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

We intend to further strengthen the alliance. However, if the social, economic or financial environment changes, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial investment losses.

We hold 20.2% of the voting rights in Morgan Stanley as of March 31, 2021 and appoint two representatives to Morgan Stanley’s board of directors. Accordingly, Morgan Stanley is our affiliated company accounted for under the equity method. As a result, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have an impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

Risks Related to Our Ability to Meet Regulatory Capital Requirements

8.	Risks relating to regulatory capital ratio and other related requirements

(1)	Capital ratio and other regulatory ratio requirements and factors that can adversely affect our ratios

We and our subsidiary banks are subject to capital adequacy ratio and leverage ratio requirements adopted in Japan in accordance with Basel III. In addition, the finalized risk measurement requirements are expected to be phased in from 2023, and the leverage ratio surcharge is expected to become applicable in 2023.

If our or our subsidiary banks’ capital ratios or leverage ratios fall below the required levels, including various capital buffers, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions and suspension of our business operations.

In addition, some of our bank subsidiaries are subject to the local capital adequacy ratio and other regulatory ratio requirements of various foreign countries, including the United States, and if their ratios fall below the required levels, the local regulators may require them to take a variety of corrective actions.

Factors that will affect our and our bank subsidiaries’ capital ratios or leverage ratios include:

•	fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio and other regulatory ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2)	Regulations applicable to G-SIBs

The Financial Stability Board has identified us as one of the G-SIBs, which are subject to a capital surcharge. As such, we may be required to meet stricter capital ratio requirements.

(3)	Total loss absorbing capacity in resolution

The Financial Stability Board issued “Principles on Loss-absorbing and Recapitalisation Capacity of G-SIBs in Resolution” in November 2015 and “Guiding Principles on the Internal Total Loss-Absorbing Capacity of G-SIBs (‘Internal TLAC’)” in July 2017. These principles are designed to ensure that if a G-SIB fails, it has sufficient total loss-absorbing capacity, or TLAC, available in resolution. Based on these principles, in Japan, G-SIBs, including us, are required to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC, starting in the fiscal year ended March 31, 2019. The applicable minimum requirements are expected to be raised in the fiscal year ending March 31, 2022. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors described in (1), (2) and (3) above pertaining to the capital adequacy ratio and other related regulations. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.

In addition, MUFG Americas Holdings, a U.S. banking subsidiary within our group, is subject to local TLAC regulations and may become subject to various regulatory actions in the United States if the subsidiary fails to meet the minimum required levels.

9.	Risks relating to foreign exchange rate

We operate our business globally and we hold assets and liabilities denominated in foreign currencies. The Japanese yen translation amounts of our assets and liabilities denominated in foreign currencies will fluctuate due to fluctuations in the foreign currency exchange rate. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our capital ratios, financial condition, and results of operations.

Credit Risk (Risk of Loss Resulting from Deterioration in Financial Condition of Borrowers or Transaction Counterparties)

10.	Risks relating to our lending business

The lending business is one of our primary businesses. To the extent that our measures designed to mitigate credit risk, including collateral, warranty and credit derivatives, are insufficient, our credit costs may significantly increase if borrowers fail to meet their interest payment or principal repayment obligations as expected or if we fail to effectively and adequately anticipate and deal with deterioration in the credit quality of our borrowers. Any such failure may adversely affect our financial condition and results of operations and may also result in a decrease in our capital ratios. Our credit costs and problem loans may increase in the future due to deterioration in economic conditions in Japan and other parts of the world, including emerging countries, fluctuations in oil and other commodity prices, declines in real estate and stock prices, depreciation of currencies of emerging markets, or financial difficulties of our borrowers due to such factors as intensifying competition within their respective industries.

(1)	Status of our allowance for credit losses

Our allowance for credit losses is based on assumptions and estimates of the condition of borrowers, the value of collateral and the economy as a whole. Because of deterioration in general economic conditions or in the financial performance of specific borrowers, we may be required to increase our provision for credit losses. We may also incur additional credit losses if our actual loan losses exceed our allowance for credit losses. As of March 31, 2021, the balance of our allowance for credit losses was ¥1,105.5 billion.

(2)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the energy and real estate industries are relatively high in comparison to other industries, and we are consequently susceptible to adverse changes in these particular industries. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties as well as each relevant country and region, including emerging countries, their credit quality may deteriorate to an extent greater than expected due to changes in economic conditions in Japan, including the impact of climate change and the COVID-19 pandemic, and other countries and regions and fluctuations in oil and other commodity prices, real estate prices and foreign currency exchange rates.

(3)	Our response to borrowers

Even in the event that a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans may increase significantly, our credit costs may increase and the price of the additional equity purchased may decline.

11.	Transactions with other financial institutions

Declining asset quality and other financial problems may exist at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If the financial difficulties of these financial institutions continue, worsen or arise, they may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy, and may adversely affect us for the following reasons:

•	we have credit extended to some financial institutions;

•	we are shareholders of some financial institutions;

•

financial institutions that face problems may terminate or reduce financial support to borrowers. As a result, these borrowers may become distressed or our problem loans to these borrowers may increase;

•	we may be requested to participate in providing support to distressed financial institutions;

•

if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, they may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government control of financial institutions may generally undermine the confidence of depositors in, or adversely affect the overall environment for, financial institutions; and

•	negative media coverage of the financial industry or system, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

Risk Relating to Our Strategic Equity Portfolio (Risk of Loss Resulting from a Decline in the Value of Equity Securities We Hold)

12.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. As of March 31, 2021, the market value of such securities was approximately ¥5.1 trillion, and the book value of such securities was approximately ¥1.9 trillion. In view of mitigating the risk of equity price volatility, our basic policy is to reduce the amount of equity securities held for strategic investment purposes. We examine the objective and economic rationale for strategically held equity securities, and if we determine that it no longer makes reasonable sense to continue to hold them, we will seek to dispose of such equity securities. For our strategic equity portfolio, we endeavor to manage the risk of stock price fluctuations by hedging a portion of the portfolio using total return swaps and other hedging instruments.

However, if stock prices decline, we may incur significant impairment losses or valuation losses on our equity investment portfolio. In addition, since unrealized gains and losses on equity securities are reflected in the calculation of regulatory capital amounts, a decline in stock prices may result in a decrease in our capital ratios and other regulatory ratios. As a result, our financial condition and results of operations may be adversely affected.

Market Risk (Risk of Loss Resulting from Fluctuations in Interest Rates, Prices of Securities and Foreign Currency Exchange Rates)

13.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. For example, if market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, or if long-term interest rates decline to a larger extent than short-term interest rates, our interest income may be adversely affected. If interest rates in and outside of Japan rise, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments recorded on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. Furthermore, if stock prices decline, the value of marketable equity securities and trading account equity securities that we hold also declines, we may incur significant losses on sales of, and valuation losses on, our marketable equity securities and trading account equity securities portfolios. Although we seek to manage market risk, which is the risk of incurring losses due to various market changes including interest rates, foreign currency exchange rates and stock prices, market risk exposure amounts that we calculate cannot accurately reflect the actual risk that we face in all cases, and we may realize actual losses that are greater than our estimated market risk exposure.

Funding Liquidity Risk (Risk of Unavailability of Funds)

14.	Risks relating to difficulty in our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. Any downgrade could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. For example, assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2021 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide of approximately ¥100.2 billion of additional collateral under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral requirements for the same MUFG group companies under their derivative contracts would have been approximately ¥134.2 billion. In April 2020, Fitch downgraded the long-term credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking by one-notch from A (negative) to A- (stable). In addition, in April 2020, Standard and Poor’s changed the credit rating outlook for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking from “positive” to “stable.” Fitch changed the credit rating outlook for MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities from “stable” to “negative” in August 2020, although Fitch changed the outlook for the same companies from “negative” back to “stable” in September 2020.

Rating agencies regularly evaluate us and our major subsidiaries as well as our and their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of MUFG or of the relevant subsidiary, as well as conditions generally affecting the financial services industry in Japan or on a global basis, some of which are not entirely within our control. In addition, changes in their evaluation or rating methodologies are beyond our control. We strive to ensure appropriate funding liquidity by, for example, setting and monitoring certain indicators for funding liquidity risk management purposes. However, as a result of changes in rating agencies’ evaluations based on the above factors or the rating methodologies, our ratings or the ratings of our subsidiaries may be downgraded. Such downgrade may adversely affect the profitability of our markets operations and other operations as well as our financial condition and results of operations.

Operational Risk (Risk of Loss Resulting from Inappropriate Management of Operations or External Factors)

15.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In November 2017, MUFG Bank agreed to the entry by the U.S. Office of the Comptroller of the Currency, or OCC, of a consent order that included remedial terms and conditions that were substantively the same as those included in the consent agreements that MUFG Bank had reached with the New York Department of Financial Services in 2013 and 2014 pertaining to compliance with OFAC sanctions requirements. The consent order was a condition for the conversion of MUFG Bank’s branches and agencies in the United States from state-licensed branches and agencies under the supervision of state regulatory agencies to federally licensed branches and agencies under the supervision of the OCC. In July 2021, the OCC terminated the November 2017 consent order pertaining to MUFG Bank’s compliance with OFAC sanctions requirements.

In February 2019, MUFG Bank entered into a consent order with the OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank is undertaking necessary actions relating to the consent order.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States.

These developments or other similar events, including potential additional regulatory actions against us or agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

16.	Risks relating to loss or leakage of confidential information

We are required to appropriately handle customer information or personal information in accordance with laws and regulations in Japan and other parts of the world. We possess a large amount of customer information and personal information, and we are working to improve our information management system by preparing information management policies and procedures concerning the storage and handling of information and implementing information system enhancements. However, due to improper management, unauthorized access from external sources such as cyber-attacks, or computer virus infection, we may not be able to completely prevent the loss or leakage of customer information and personal information. In such event, we may be subject to penalties, administrative sanctions and other direct losses such as compensation paid to customers. In addition, loss of customer and market confidence may adversely affect our business, financial condition and results of operations. We may also incur additional costs to deal with the consequences of these events.

17.	Risks relating to cyber-attacks

Our information, communications and transaction management systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected) constitute a core infrastructure for our accounting and other business operations and are of critical importance particularly in the current business environment with increasing dependence on remote or online networks and our strategy to promote digitization. We are working to prevent system failures through appropriate design and testing and other means and to establish security-conscious systems. However, we may not be able to completely prevent system failures, cyber-attacks, unauthorized access, computer virus infection, human errors, equipment malfunctions, defects in services provided by third parties such as communications service providers, and failure to appropriately deal with technological advances and new systems and tools. In addition, we may be unable to enhance our financial transaction management systems as required for all of our business operations or under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Such failures and inability may lead to errors and delays in transactions, information leakage and other adverse consequences, and, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences of these events.

18.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We enter into limited transactions with entities in or affiliated with Iran and other countries designated by the U.S. Department of State as “state sponsors of terrorism.” In addition, our banking subsidiary has a representative office in Iran.

U.S. law generally prohibits or limits U.S. persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to prohibit or restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain business with U.S. governmental entities, U.S. institutional investors, such as pension funds, and entities subject to such prohibition or restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

The U.S. Government sanctions against Iran apply to prohibit, among other things, U.S. persons from conducting transactions relating to Iran, subject to limited exceptions. In addition, in May 2018, the United States withdrew from participation in the Joint Comprehensive Plan of Action. Under subsequently issued executive orders, the United States may impose secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. We will continue to monitor and implement measures to address this heightened risk of U.S. measures, including any possible secondary sanctions.

Companies registered with the U.S. Securities and Exchange Commission (including non-U.S. companies) are subject to the disclosure requirement relating to certain Iran-related transactions. Moreover, certain Japanese sanctions measures are in effect, including freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems. We continue to work to improve our policies and procedures to comply with such regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive our policies and procedures not to be in compliance with applicable regulations. For more information on the relevant regulatory actions, please refer to “16. Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions.”

19.	Risks relating to regulatory changes

We conduct our business subject to current laws, regulations, accounting standards, policies, customary business practices and interpretations in Japan and other regions, as well as global financial regulatory standards and risks associated with changes in such regulations. Significant management resources may be required and, in some cases, our management strategy may need to be modified, to respond to regulatory changes and situations arising as a result of regulatory. If our measures to respond to regulatory changes are not sufficient, we may become subject to regulatory actions, which may adversely affect our financial condition and results of operations.

20.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. The results of recent court cases, including the strict interpretation of the requirements for deemed payment, or “minashi bensai,” have made a borrower’s claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law easier, and, as a result, there have been a significant number of such claims. In addition to the refund of overpaid interest by our subsidiaries and affiliates engaged in the consumer finance business, we may incur additional credit costs due to deterioration in the financial performance of the consumer finance companies to which we extend credit. Moreover, any adverse changes in judicial decisions or regulatory requirements may result in our incurring additional costs and expenses.

21.	Risks relating to our reputation

We are one of the leading financial institutions in Japan and one of the handful G-SIBs in the world, and we aim to be the world’s most trusted financial group. Our ability to conduct business is indispensably dependent on the trust and confidence of our customers and local and international communities. Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged by their negative perceptions of us and our operations in light of their concerns over human rights, the environment, public health and safety, or other corporate social responsibilities, or by our transactions or operations if they are deemed repugnant to the intent and policy underlying applicable laws and regulations such as anti-money laundering, economic sanctions and competition laws as well as the prohibition on dealing with anti-social forces. Failure to prevent or properly address these issues may result in impairment of our corporate brand, loss of our existing or prospective customers or investors, or increased public or regulatory scrutiny, and may adversely affect our business, financial condition and results of operations.